EXHIBIT 99.1

O2Micro to Announce Second Quarter 2021 Results

GEORGE TOWN, Grand Cayman, July 09, 2021 (GLOBE NEWSWIRE) -- O2Micro® International Limited, (NASDAQ:OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, will announce its financial results for the Second Quarter ending June 30, 2021, on Friday, July 30, 2021.

The press release will be followed by a conference call at 6:00 a.m. (US Pacific), 9:00 a.m. (US Eastern). You may participate using the following dial-in information:

Conference Code: 8375691
Participants, Int'l Toll:   +1 323-289-6576
Participants, US/CAN: 800-437-2398

A live webcast will also be available on the Company's website at http://ir.o2micro.com, and an online replay will be available on the website for one week.

The Call-in Audio Replay will be available following the call from July 30, 2021, at 12:00PM Eastern Time (US & Canada) through August 7, 2021 at 12:00PM Eastern Time (US & Canada)
https://events.globalmeet.com/Public/WebRegistration/ZW5jPXNhQWNoekF6VkllT3FYbjdCajcvWkEzWEdQRWVkVjVnNFIzcUF2RFcrcSt3WU5HZTN0M3lzQ1dnd1lMOXlFSlRrMmZpK1BGaFh4bFFINWFMS3VnVjRBPT0=

About O2Micro
Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, and Automotive markets. Products include Backlighting, and Battery Power Management. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2Micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Contact Information:
Daniel Meyberg
Investor Relations, O2Micro
Phone: 408.987.5920, x8888
Email: ir@o2micro.com

Joe Hassett
Gregory Communications
joeh@gregoryfca.com